SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. _)

Yellowcake Mining Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE$0.001 PER SHARE

  (Title of Class of Securities)

985636109

(CUSIP Number)

Yellowcake Mining Inc.
Attn: Lin Xiangfeng
#1801 Building B, Hai Song Da Sha
Che Gong Mio, Fu Tian Qu
Shenzen, China 518041
86 755 82718088

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*  The  remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934  ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see  the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS Tian Xiuhong I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 60,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 60,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.02%1
14	TYPE OF REPORTING PERSON* IN

1 Based on 115,335,576 shares of Issuer’s issued and outstanding common stock as at December 1, 2010.

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Yellowcake Mining Inc., a Nevada corporation (the “Issuer”).  The Issuer’s principal executive offices are located at #1801 Building B, Hai Song Da Sha, Che Gong Miao, Fu Tian Qu, Shenzen, China 518041.

Item 2. Identity and Background.

This statement is being filed by Tian Xiuhong.  Ms. Tian serves as a member of the board of directors of the Issuer.

During the past five years, Ms. Tian has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 1, 2010, Ms. Tian entered into a subscription agreement with the Issuer, pursuant to which Ms. Tian purchase 60,000,000 shares of the Issuer’s common stock for $60,000.

Item 4. Purpose of Transaction.

All of the Issuer’s securities owned by Tian Xiuhong have been acquired for investment purposes only.  Following the private placement transaction, Ms. Tian was appointed to serve on the Issuer’s board of directors, which appointment shall be effective December 13, 2010. Except as set forth above, Ms. Tian has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  Ms. Tian may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

As of December 1, 2010, Tian Xiuhong beneficially owned 60,000,000 shares or 52.02% of the Issuer’s common stock based on 115,335,576 shares of Issuer’s issued and outstanding common stock as at December 1, 2010.  Ms. Tian has the sole power to vote or dispose of all of his shares.

In the sixty days prior to December 1, 2010, the date of the event requiring the filing of this statement, Ms. Tian did not engage in any transactions involving the Issuer’s common stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Tian Xiuhong and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 8, 2010	By:	/s/ Tian Xiuhong
Tian Xiuhong